EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal
(in thousands, except ratios)	1999	2000(2)	2001(2)	2002	2003(2)
Earnings (loss) before income taxes	$40,567	$(5,739)	$(38,109)	$17,057	$(29,391)
Interest expense	39,739	51,223	57,020	62,395	58,845
Interest portion of rent expense(1)	1,068	1,318	1,922	2,000	2,384

Earnings available for fixed charges	81,374	46,802	20,833	81,452	31,838
Divided by:
Fixed charges	40,807	52,541	58,942	64,395	61,229
Ratio of earnings to fixed charges	1.99x	0.89x	0.35x	1.26x	0.52x

(1)	Interest portion of rent expense is assumed equal to 33% of operating lease and rental expense for the period.

(2)	The amounts of the deficiency in earnings available for fixed charges from a ratio of 1.0x (in thousands) are $5,739, $38,109 and $29,391 for fiscal 2000, 2001 and 2003, respectively.